Exhibit 99.1

Copa Holdings Announces Fourth Quarter Financial Results Release Schedule

PANAMA CITY, Jan. 17, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter 2016
Date:	Feb 15, 2017
Time:	After US market close
This release will be available on our website:	http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	Feb 16, 2017
Time:	11:00 AM US ET (11:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 79 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:
Raúl Pascual – Panamá
Director-Investor Relations
(507) 304-2774